

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2017

Via E-mail
David Smith
Chief Financial Officer
Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

>   **Re: Agnico Eagle Mines Limited**
>   **Form 40-F for the Fiscal Year Ended December 31, 2016**
>   **Filed March 27, 2017**
>   **File No. 001-13422**

Dear Mr. Smith:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Offices of Beverages, Apparel and
                                        Mining